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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                                  CHEROKEE INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    16444H102
                                 (CUSIP Number)

                              Barry L. Burten, Esq.
                     c/o Jeffer, Mangels, Butler & Marmaro,
       2121 Avenue of the Stars, 10th Floor, Los Angeles, California 90067
                                 (310) 203-8080
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 23, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. 164 44H-10-2                                        PAGE 2 OF 6 PAGES


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Newstar Group, Inc. dba The Wilstar Group
- -------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                      (b) [ ]
- -------------------------------------------------------------------------------
    3       SEC USE ONLY
- -------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

                 WC
- -------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]
- -------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States
- -------------------------------------------------------------------------------

                          7      SOLE VOTING POWER
                                 2,125,186 shares of Common Stock

                          ------------------------------------------------------
      NUMBER OF           8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                       -0-
       OWNED BY           -----------------------------------------------------
         EACH             9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                   2,125,186 shares of Common Stock
         WITH             -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                        -0-
                          -----------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

             2,125,186 shares of Common Stock
- -------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]
- -------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 25.59%
- -------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                CO
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 16444H102                                          Page 3 of 6 Pages



                  The purpose of this Schedule 13D is to report the acquisition by The Newstar Group, Inc. ("Newstar"), a California corporation of shares and options to acquire shares of the Common Stock of the Issuer.

Item 1.           Security and Issuer.

                  Securities:

                  Common Stock, $.02 par value ("Common Stock")

                  Options to acquire Common Stock ("Options")

                  Issuer:           Cherokee Inc.
                                    6835 Valjean Avenue
                                    Van Nuys, California  91406

Item 2.           Identity and Background

Information as to Newstar

Name:                                       The Newstar Group, Inc.

State of Incorporation:                     California

Address:                                    6835 Valjean Avenue
                                            Van Nuys, California 91406

Information as to Directors, Officers and Controlling Persons of
Newstar

Robert Margolis                             Chief Executive Officer, Chairman,
                                            Member Board of Directors
                                            The Newstar Group
                                            6835 Valjean Avenue
                                            Van Nuys, California 91406

                                            United States citizen

                                            President
                                            Cherokee Inc.
                                            6835 Valjean Avenue
                                            Van Nuys, California 91406

Barry I. Lublin                             President, Chief Financial Officer,
                                            Member Board of Directors
                                            The Newstar Group
                                            6835 Valjean Avenue
                                            Van Nuys, California 91406

                                            United States citizen

CUSIP No. 16444H102                                           Page 4 of 6 Pages


Steve Colombo                               Vice President, Member Board of
                                            Directors
                                            The Newstar Group
                                            6835 Valjean Avenue
                                            Van Nuys, California 91406

                                            United States citizen

Jay Kester                                  Vice President, Member Board of
                                            Directors
                                            The Newstar Group
                                            6835 Valjean Avenue
                                            Van Nuys, California 91406

                                            United States citizen

Joel Ratner                                 Vice President
                                            The Newstar Group
                                            6835 Valjean Avenue
                                            Van Nuys, California 91406

                                            United States citizen

Douglas Weitman                             President
                                            c/o Security Textile Corp.
                                            1457 East Washington Boulevard
                                            Los Angeles, California 90021

                                            Member Board of Directors
                                            The Newstar Group
                                            6835 Valjean Avenue
                                            Van Nuys, California 91406

                                            United States citizen

                  (d) No person or entity listed above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No person or entity listed above has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such judgment, decree or final order.

CUSIP No. 16444H102                                           Page 5 of 6 Pages


Item 3.           Source and Amount of Funds or Other Consideration.

                  Newstar utilized working capital consisting of available funds from operations to exercise the options and to acquire the shares of Common Stock reported herein.

Item 4.           Purpose of Transaction.

                  The shares of Common Stock and the Options were acquired by Newstar and reported herein result from the grant to and exercise by Newstar of an option granted pursuant to a Option Agreement with the Issuer. A copy of the Option Agreement, as amended, is attached hereto.

Item 5.           Interest in Securities of the Issuer

                  (a) The number of shares of Common Stock beneficially owned by the Undersigned Reporting Person is as follows:

                                                                                            Percent
                                                                          Number of            of
                            Name of Reporting Person                      Shares(1)         Class(1)
                            ------------------------                      ---------         --------
                            The Newstar Group, Inc.                       2,125,186          25.59%



                           (1) The number of shares includes 1,674,739 owned directly by Newstar and 675,670 owned by Newstar as a result of its ownership of unexercised options to acquire shares of the Issuer's common stock, of which 450,447 are exercisable within sixty (60) days hereof.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

                  Newstar is party to an Option Agreement relating to the issuance of the shares reported herein.

Item 7.           Material to be Filed as Exhibits.

                  (a) The May 4, 1995 Revised Management Agreement between Newstar and the Issuer, as amended on March 23, 1996, is attached as Exhibit "99.A."

                  (b) The May 4, 1995 Revised Option Agreement between Newstar and Issuer, as amended on March 23, 1996, is attached as Exhibit "99.B."

CUSIP No. 16444H102                                            Page 6 of 6 Pages



                                   Signatures

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July ___, 1996                             The Newstar Group, Inc.


                                                   By /s/ Barry Lublin
                                                      -----------------------
                                                      Barry Lublin, President